# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sezzle Inc., CIK 0001662991
CUSIP: 78435P105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402
Date of event which requires filing of this statement: 09/02/2026
Amends the filing with accession number 0001662991-26-000034
Filed by CIK 0001864990
Persons authorized to receive notices and communications: Charles Youakim, 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402, 651-343-4692

## Reporting persons
- Charles Youakim (CIK 0001864990): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 13,413,162; shared voting power 0; sole dispositive power 13,413,162; shared dispositive power 0; aggregate amount beneficially owned 13,413,162 (39.6% of the class)
  Comment: Note to (7), (9), and (11): Includes (i) 12,346,326 shares beneficially owned by the Reporting Person (which number, as of the filing date of this Amendment No. 3 to Schedule 13D, includes 67,474 shares issuable upon the future vesting of currently unvested portions of a restricted stock unit award granted to the Reporting Person), (ii) 119,466 shares issuable upon the exercise of outstanding options held by the Reporting Person that are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 3 to Schedule 13D, and (iii) 947,370 shares owned by Cerro Gordo LLC ("CGL"). The Reporting Person has sole voting and investment power over shares of the issuer held by CGL.
  Note to (13): Based on 33,764,222 shares of Common Stock outstanding as of September 2, 2026, plus 119,466 shares purchasable upon the exercise of outstanding options held by the Reporting Person that are currently exercisable or exercisable within 60 days following the filing date of the Amendment No. 3 to Schedule 13D.
- Cerro Gordo LLC: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); member of a group; source of funds: personal funds (PF); sole voting power 947,370; shared voting power 0; sole dispositive power 947,370; shared dispositive power 0; aggregate amount beneficially owned 947,370 (2.8% of the class)
  Comment: Note to (13): Based on 33,764,222 shares of Common Stock outstanding as of September 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Sezzle Inc.
Address of issuer's principal executive offices: 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402
Comment: EXPLANATORY NOTE: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D is being filed by the Reporting Persons pursuant to Rule 13d-2(a) under Securities Exchange Act of 1934 to report certain material changes to the Reporting Person's beneficial ownership and arrangements made with respect to the Common Stock of the Issuer since the filing of the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 15, 2024 (the "Original Schedule 13D"), as amended by Amendment Nos.1 and 2 thereto, filed with the SEC on February 11, 2025 and March 16, 2026, respectively (the Original Schedule 13D, together with such Amendment Nos.1 and 2, the "Schedule 13D"). Information contained in the Schedule 13D remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment No. 3. All capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The Reporting Persons, collectively, currently beneficially own 13,413,162 shares of Common Stock, which represents 39.6% of the outstanding shares of Common Stock of the Issuer. Such shares include (i) 12,346,326 shares owned by Mr. Youakim individually (which number, as of the filing date of this Amendment No. 3, includes 67,474 shares issuable upon the future vesting of currently unvested portions of the 2023 RSU Grant), (ii) 119,466 shares issuable upon the exercise of outstanding options held by Mr. Youakim, which are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 3, and (iii) 947,370 shares owned by CGL. Beneficial ownership is calculated based on 33,764,222 shares of Common Stock outstanding as of September 2, 2026 plus 119,466 shares purchasable upon the exercise of outstanding options held by the Reporting Persons that are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 3.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented by adding the following disclosure:

Descriptions of all transactions in Common Stock by the Reporting Persons during the 60 days preceding the filing of this Amendment No. 3 are set forth below:

On July 1, 2026, the 2023 RSU Grant held by Mr. Youakim vested with respect to 19,737 shares. Such vested portion was settled by the Issuer through the issuance of 12,759 shares of Common Stock on August 10, 2026, net of 6,978 shares that were forfeited by Mr. Youakim to the Issuer in satisfaction of withholding tax obligations at a deemed price of $118.00 per share.

Previously, Mr. Youakim may have been deemed to share voting and/or dispositive power over 1,508,454 shares of Common Stock held by the Charles G. Youakim 2020 Irrevocable GST Trust ("2020 Trust"). Pursuant to a stipulated judgment and decree of the Family Court Division of the State of Minnesota District Court, Fourth Judicial District, entered in connection with the dissolution of the Reporting Person's marriage, effective September 2, 2026, Mr. Youakim ceased to have any voting or dispositive power over the shares of Common Stock held by the 2020 Trust and, as a result, no longer beneficially owns such shares.

## Signatures
- Charles Youakim: Charles Youakim, Charles Youakim (09/10/2026)
- Cerro Gordo LLC: Cerro Gordo LLC, Charles Youakim (09/10/2026)